

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Daniel Chin
General Counsel
Arrival Group
1, rue Peternelchen
L-2370 Howald
Grand Duchy of Luxembourg

      Re: Arrival Group
           Registration Statement on Form F-1
           Filed March 31, 2021
           File No. 333-254885

Dear Mr. Chin:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Beverly Singleton at (202) 551-3328 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing